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                                                                     EXHIBIT 8.1

                      [LETTERHEAD OF SULLIVAN & CROMWELL]

                                                                February 7, 2000

Dime Bancorp, Inc.,
     589 Fifth Avenue,
          New York, New York 10017.

Ladies and Gentlemen:

        We have acted as counsel to Dime Bancorp, Inc., a Delaware corporation (the "Company"), in connection with the planned merger of Hudson United Bancorp, a New Jersey corporation ("Hudson"), with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of September 15, 1999 and amended and restated on December 27, 1999, by and between Hudson and the Company (the "Merger Agreement"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement.

        For purposes of this opinion, we have reviewed the Merger Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

          (1) The Merger will be completed in the manner set forth in the Merger Agreement and the Joint Proxy Statement/Prospectus of the Company and Hudson relating thereto (the "Proxy/ Prospectus"); and

          (2) The facts specified in the letters of representation from the Company and Hudson to us, both dated January 21, 2000, were true and complete when made and will be true and complete at the Effective Time.

        On the basis of the foregoing and subject to the limitations described below, it is our opinion that (i) the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no income, gain or loss will be recognized by the Company or Hudson pursuant to the Merger and (iii) a stockholder of the Company or Hudson who receives solely Surviving Corporation Common Stock in exchange for its shares of Company stock or Hudson stock in the Merger will not recognize any income, gain or loss, except with respect to cash received by a stockholder of the Company instead of fractional shares of Surviving Corporation Common Stock.

        This opinion may not be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold Company stock or Hudson stock as part of a hedge, straddle or conversion transaction, persons who are not citizens or residents of the United States and stockholders who acquired their shares of Company stock or Hudson stock through the exercise of an employee stock option or otherwise as compensation. This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences of effectiveness of the Merger under any other laws.

        Finally, in connection with the foregoing, we express no opinion as to the effect, if any, on Hudson of the early termination of its taxable year as of the Effective Date (assuming such Date is not otherwise the end of its taxable year) in respect of any asset as to which unrealized gain is required to be recognized for U.S. Federal income tax purposes at the end of each taxable year under a mark-to-market system.

        We hereby consent to the filing of this opinion as our exhibit to the Registration Statement containing the Proxy/Prospectus and all amendments thereto and the references to us under the heading "Federal Income Tax Consequences of the Merger" in the Proxy/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                          Very truly yours,

                                          /s/ SULLIVAN & CROMWELL